82-4421

SUPPL

EASTMAIN

NEWS RELEASE

Drilling underway at Clearwater

Hole 38 hits 9.5-metre-wide zone

Trading Symbol: ER – The Toronto Stock Exchange July 14, 2004

Eastmain Resources Inc. (TSX:ER) is pleased to announce that a major drilling and trenching program is underway at Clearwater, Quebec. Approximately 10,000 metres of drilling is planned to test the lateral and vertical extensions of the Eau Claire gold deposit as well as regional targets on the property. The program will include a series of widely spaced drill holes at 100 metre step-outs beside and below previous gold-bearing vein intersections. Three major gold-bearing trends, illustrated by the D Vein, Main Group of Veins (MGV) and 6V1-4, a deep gold-bearing vein set, have been identified at Eau Claire.

The first drill hole of the program, ER04-38, intersected a 9.5-metre-thick zone at 367.6 metres composed of altered schist and quartz-tourmaline veins typical of the Eau Claire deposit. A few grains of visible gold were observed within quartz-tourmaline veins at depths of 369.4, 369.8 and 370.1 m in hole 38. This zone is at the same elevation and approximately 100 metres east of drill hole ER03-21, which assayed 7.69 grams gold per tonne across 2.5 m. Samples will be shipped to ALS Chemex Labs in Mississauga, Ontario, for analysis.

The Eau Claire gold resource includes 12 quartz-tourmaline vein and schist zones that have been traced through trenching and drilling for a length of 900 metres and to a depth of 600 metres. The gold resource is 15 times larger now than it was in 1995 when Eastmain held a 10% interest. The Company recently acquired the right to own 100% of the project from SOQUEM in exchange for $1,000,000 in cash, 500,000 common shares and 500,000-share purchase warrants. SOQUEM will retain a 2% NSR. Eastmain has the option to purchase one-half of this royalty. The total tonnage and gold resource ounces at Clearwater have doubled since the Company acquired management of the project in May 2002 (April 21, 2004 news release).

A regional trenching and sampling program is also underway to explore for a second gold deposit on the property. Permitting for a surface bulk sample of the P and JQ veins is also in progress. Rock samples of both barren rock hosting the P and JQ veins and vein material are being collected for the permitting application. Richard Roy, P.Geo. is the qualified person for the project.

Eastmain's primary objective is the exploration, discovery and development of long-life, low-cost profitable ore deposits in Canada. The Corporation has formed a five-year strategic alliance with Goldcorp Inc. Eastmain and Noranda Inc. have also completed 14,500 line-kilometres of Megatem II airborne geophysical survey, a new technology proven to detect hidden ore deposits.

-30-

dlw 8/4

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.

Clearwater Project - Drill Plan
Eau Claire Gold Deposit



Gold-bearing veins traced to >600 m depth
L-11 W
L-9 W
L-7 W
L-5 W
L-3 W
L-1 W
L-1 E
L-2 E
L-3 E
L-4 E
4 N
3 N
2 N
1 N
1 S
2 S
3 S
4S
7 N
BL 0+00 Az. 085
6.77 g/t Au/4.8m incl. 25.6 g/t Au
5.02 g/t Au/5.4m incl. 21.0 g/t Au
21.3 g/t Au/67m x 1.0m incl. 119 g/t Au/1.2m
118 g/t Au/22m x 0.6m incl. 355 g/t Au/0.91m
Tourmaline Zone 67.1 g/t Au/3.9m
R Vein 58.2 g/t Au/26m x 1.08m
JQ Vein 30.4 g/t Au/167m x 1.3m
P Vein 18.1 g/t Au/138m x 1.23m
450 West Zone
V16
V12
ER03-32
N
M
L
S
R
JQ
P
I
H
G
F
D
C
B
B Vein visible gold
C Vein visible gold
Discovery Hole DDH 87-06 497 g/t Au/2m incl. 9,286 g/t Au
Au-Cu-Ag sulphide zone
ER03-33
ER03-25
ER03-26
ER03-24
ER03-36
ER03-23
ER03-27
ER03-22
ER02-08
ER02-09
ER02-10
ER02-11
ER02-12
ER02-13
ER02-14
ER02-15
ER02-16
ER02-17
ER02-18
ER03-20
ER03-19
ER03-37
ER03-21
ER04-38
ER02-07
ER02-06
ER02-05
ER02-01
ER02-02
ER02-03
ER02-04
ER03-28
ER03-29
LEGEND
Channel sample assays - average grade of samples taken every 5m
length metres
JQ Vein 30.4 g/t Au/167m x 1.3m
Average Gold grade grams per tonne
width metres
300 m

Hole#	Azimuth	Dip	Depth	Target
ER04-38	355	-75	457.5 m	D Vein

EASTMAIN
RESOURCES INC

RECEIVED
2004 AUG -3 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2004 THIRD QUARTER REPORT TO SHAREHOLDERS

During the third quarter of 2004, the Company acquired 100% ownership of the Clearwater Project from SOQUEM in exchange for $1,000,000 in cash, 500,000 common shares and 500,000-share purchase warrants. SOQUEM will retain a 2% NSR, while Eastmain has the option to purchase one-half of the royalty. The total tonnage and gold resource ounces at Clearwater have doubled since the Company acquired management of the project in May 2002.

The Eau Claire gold resource is 15 times larger now than it was in 1995 when Eastmain held a 10% interest. Our objectives are to continue to drill the gold feeder system at depth, to search for the source of the gold vein system and expand the size of the resource. Permitting has also been initiated to complete a bulk sample with the objectives of defining future mining and economic parameters of the Eau Claire Gold deposit. Regional exploration in search of other gold deposits continues at Clearwater. Local infrastructure improves daily as future road access has been slashed to within 100 metres of the existing drill road network on the Clearwater Property.

Eastmain and Noranda are utilizing a newly developed high-technology geophysical system to search for hidden ore deposits within the Abitibi greenstone belt, one of the most prolific and metal-endowed mineral belts in the world. Noranda recently reported that the MegaTEM aerial geophysical survey is complete. Noranda anticipates that no less than 40 priority gold, VMS copper-zinc-silver-gold and nickel-copper-platinum group element targets worthy of follow-up will be detected from the survey. At the end of the reporting period 28 new properties covering 9,840 hectares had been jointly acquired. Ground geophysical surveys are planned once all the necessary land has been acquired.

The Corporation has completed a five-hole drill program at the CNE Project in New Brunswick to test for massive VMS zinc-lead-silver deposits. The program was designed to test ground geophysical and geological targets. Results are pending.

Additional fieldwork is also planned on the Reserve Creek gold project located in Ontario. Linecutting and IP geophysical surveys initiated during the last quarter covered three known gold zones on the property. Continued linecutting and IP will be followed by geological and geochemical surveys prior to future drill testing.

Donald J. Robinson
President and CEO
June 22, 2004

EASTMAIN RESOURCES INC.
Corporate Office: 36 Toronto Street, Suite 1000, M5H 2C5 • *Exploration Office*: RR #1, Orangeville, ON Canada L9W 2Y8
tel. [519] 940-4870 • fax [519] 940-4871
e-mail: robinson@eastmain.com • web site: www.eastmain.com

Eastmain Resources Inc.
Management's Discussion & Analysis

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the interim financial statements for Q3 2004 of the Company and related notes thereto which have been prepared in accordance with generally Canadian accepted accounting principles. This discussion covers the last completed quarter and subsequent period up to the date of filing of this MD&A. All dollar amounts are Canadian dollars unless otherwise indicated.

All statements, other than historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and exploration results and future plans and objectives of the Company are forward-looking statements and involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Overall Performance

The Company's total assets of $15,688,544 as at April 30, 2004 have substantially increased from $9,800,127 as reported at July 31, 2003 year-end. This change is largely due to an increase in the Company's net cash position. At the end of Q3 2004 the Company's cash balance totalled $6,339,480 with no debt, compared to $1,682,172 as at July 31, 2003. SIDEX mining fund exercised 454,545 share- purchase warrants at a price of $0.75 per share adding $340,900 to the treasury despite a weakening share price at the time. The Company also received a $687,170 tax rebate from the Province of Quebec for exploration expenses completed during the fiscal year ending July 31, 2003. The Company has agreed to purchase SOQUEM's remaining interest in the Clearwater Project for $1,000,000 cash, 500,000 common shares and 500,000 share-purchase warrants at an exercise price of $1.50 per share if exercised within 12 months and $2.00 per share if exercised within 24 months. This cash cost will be offset by an estimated $724,000-tax rebate and mining duty owed to the Corporation by the Province of Quebec.

Results of Operations

The Company's operations involve exploration and development of gold and base metals on its properties in Ontario, Quebec and New Brunswick. Our most significant and advanced property is the Clearwater gold project. The Corporation recently acquired 100% ownership of Clearwater from SOQUEM. The Corporation plans to complete a 10,000-metre diamond drill program with the objectives of expanding the gold resource through large spaced drilling at depth and exploring for new deposits regionally on the property. The Company has also initiated permitting to complete a bulk sample in order to determine the preliminary mining and economic parameters of the project.

Revenue for the three-month period was $15,836 while operating expenses where $86,218 for a net loss for the period of $70,382 compared to $112,668 for Q3 2003. Financing activities raised $376,910 from the exercise of 514,545 warrants at an average of price of $0.73 per share for the three-month period ending April 30, 2004.

Deferred exploration expenditures completed by the Corporation for the three-month period ending April 30, 2004 were $938,174 compared to $37,609 for Q3 2003.

Liquidity and Capital Resources

The Company has no debt and has sufficient working capital to fund the costs of its overheads and planned exploration expenditure activities for the foreseeable future. The Company maintains its investment portfolio in very low risk liquid securities under independent professional management.

The Company has no income and relies on raising funds through equity markets. The Corporation has been successful in the past in raising funds. While there is no guarantee that this will continue, there is no reason to believe that this capacity will diminish in the near term.

As at June 21, 2004, 7,612,818 share-purchase warrants were outstanding which, if exercised, would result in proceeds of $4,979,062 to the Corporation. 1,375,000 options have been issued as at January 31, 2004, which if exercised would result in proceeds of $602,500 to the Company. The Corporation also had an estimated $724,000 in receivable resource credits due from the Province of Quebec as at April 30, 2004.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value of its mineral properties and related deferred exploration expenditures as well as the stock-based compensation. Both of these estimates involve considerable judgement and are, or could be, affected by factors that are out of the Company's control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and stock-price volatility. The timing for exercise of options is out of the Company's control and will depend upon a variety of factors including the market value of the Company's shares and the financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with the Black-Scholes model, however future volatility is uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation and hence results of operations, there is no impact on the Company's financial condition.

The Company's recorded value of its mineral properties and associated deferred exploration expenses is based on historical costs that may be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with its properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity-price risk, operating risk, ownership and political risk and currency risk, as well as environmental risk. The ability of the Company to obtain necessary financing to complete the development and future profitable production is uncertain.

Change in Accounting Policy

There have been no changes in accounting policies since the Company's most recent year-end. The only change in accounting policy during 2003 is related to the accounting for stock-based compensation, the impact of which has been explained in the 2003 annual financial statements. The Company's accounting policies are described in "Note 1" of the interim financial statements.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company's financial condition and results of operations currently are its cash and cash equivalent portfolio. To minimize risk the funds are managed by independent financial managers with ultimate administration by the Company. Unrealized losses, measured on a portfolio basis, are recorded while unrealized gains are deferred until disposition.

Future Outlook

The Company is focusing its efforts on testing the potential to expand the gold resources at the Clearwater Project and it has initiated permitting for a bulk-mining sample to determine economic and mining parameters of the Eau Claire gold deposit. Exploration on other land holdings including the Noranda Joint Venture and Reserve Creek gold project is on going.

Forward Looking Statements

The above contains forward-looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially form those anticipated in our forward looking statements. Factors that could cause such differences include: changes to world gold markets, equity markets, costs and supply of materials relevant to the mining industry and government and environmental restrictions. Although we believe the expectations in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

Additional Information

Additional information relating to the Company, including any published Annual Information Forms, can be found on SEDAR at www.sedar.com.

NOTICE TO SHAREHOLDERS
FOR THE NINE MONTHS ENDED APRIL 30, 2004

EASTMAIN RESOURCES INC.

Responsibility for Financial Statements

The accompanying financial statements for Eastmain Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the July 31, 2003 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

EASTMAIN RESOURCES INC.

Balance Sheets (Prepared by Management)

		April 30, 2004 (Unaudited)		July 31, 2003 (Audited)
Assets				
Current assets				
Cash and cash equivalents	$	6,297,721	$	1,470,769
Marketable securities		-		49,125
Prepaid and sundry receivables		41,759		162,278
		6,339,480		1,682,172
Equipment		80,751		99,727
Mining properties and deferred exploration expenditures		9,268,313		8,018,228
	$	15,688,544	$	9,800,127
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts payable and accrued liabilities	$	98,186	$	291,237
Shareholders' equity				
Capital stock				
Authorized - Unlimited common shares				
Issued				
Common shares (Note 2)		17,543,736		13,358,630
Warrants (Note 4)		1,878,819		312,793
Contributed Surplus (Note 3)		63,900		6,500
Deficit		(3,896,097)		(4,169,033)
		15,590,358		9,508,890
	$	15,688,544	$	9,800,127

EASTMAIN RESOURCES INC.

Statements of Operations and Deficit

(Prepared by Management - Unaudited)

	Three Months Ended April 30, 2004	Three Months Ended April 30, 2003	Nine Months Ended April 30, 2004	Nine Months Ended April 30, 2003
Revenue				
Interest and dividends	$ 15,836	$ 3,994	$ 45,143	$ 48,396
Management fees	-	4,313	64,548	128,063
	15,836	8,307	109,691	176,459
Expenses				
Amortization	9,004	605	18,976	3,629
General and administration	77,214	120,370	543,667	326,713
Stock option compensation (Note 3)	-	-	72,700	-
Write-down of marketable securities	-	-	-	20,125
	86,218	120,975	635,343	350,467
Loss for the period before the following:	(70,382)	(112,668)	(525,652)	(174,008)
Gain on sale of investments	-	-	121,588	-
Future income tax recovery	-	-	677,000	-
Income (loss) for the period	(70,382)	(112,668)	272,936	(174,008)
DEFICIT, beginning of period	(3,825,715)	(2,548,944)	(4,169,033)	(2,487,604)
DEFICIT, end of period	$ (3,896,097)	$ (2,661,612)	$ (3,896,097)	$ (2,661,612)

EASTMAIN RESOURCES INC.

Statements of Cash Flows

(Prepared by Management - Unaudited)

	Three Months Ended April 30, 2004	Three Months Ended April 30, 2003	Nine Months Ended April 30, 2004	Nine Months Ended April 30, 2003
Cash provided by (used in)				
OPERATING ACTIVITIES				
Income (loss) for the period	$ (70,382)	$ (112,668)	$ 272,936	$ (174,008)
Adjustments not affecting cash				
Stock option compensation (Note 3)	-	-	72,700	-
Future income tax recovery	-	-	(677,000)	-
Gain on sale of investments	-	-	(121,588)	-
Amortization	9,004	605	18,976	3,629
Write-down of marketable securities	-	-	-	20,125
Changes in non-cash working capital items	(191,384)	(10,110)	(72,532)	(189,294)
	(252,762)	(122,173)	(506,508)	(339,548)
FINANCING ACTIVITIES				
Issue of common shares, net of costs	376,910	-	6,359,732	520,000
INVESTING ACTIVITIES				
Mining claims and deferred exploration expenditures	(938,174)	(37,609)	(1,884,155)	(1,414,805)
Government grants received	687,170	-	687,170	-
Proceeds from sale of investments	-	-	170,713	-
	(251,004)	(37,609)	(1,026,272)	(1,414,805)
Change in cash and cash equivalents	(126,856)	(159,782)	4,826,952	(1,234,353)
Cash and cash equivalents, beginning of period	6,424,577	1,024,636	1,470,769	2,099,207
Cash and cash equivalents, end of period	$ 6,297,721	$ 864,854	$ 6,297,721	$ 864,854

EASTMAIN RESOURCES INC.

Notes to Financial Statements (Prepared by Management)
Nine Months Ended April 30, 2004
(Unaudited)

1. ACCOUNTING POLICIES

The management of Eastmain Resources Inc. (the "Company" or "Eastmain") have prepared these financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended July 31, 2003.

The disclosure in these interim financial statements do not conform in all respects to generally accepted accounting principles in Canada for annual financial reporting.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended April 30, 2004 may not be indicative of the results that may be expected for the full year ending July 31, 2004.

These statements follow the same accounting policies as the July 31, 2003 audited financial statements.

2. CAPITAL STOCK

	Shares	Amount
Balance, July 31, 2003 (audited)	32,846,505	$ 13,358,630
Private placement (*)	8,800,000	4,400,000
Private placement (**)	1,761,904	1,850,000
Cost of issue - tax effect of flow-through shares	-	(677,000)
Exercise of stock options - cash	412,500	145,500
Exercise of stock options - black-scholes valuation	-	15,300
Exercise of warrants - cash	764,546	454,410
Exercise of warrants - black-scholes valuation	-	120,426
Issued for mining properties	90,000	53,100
Cost of issue - cash	-	(490,178)
Cost of issue - black-scholes valuation	-	(282,519)
Warrant valuation (*)	-	(1,095,600)
Warrant valuation (**)	-	(308,333)
Balance, April 30, 2004 (unaudited)	44,675,455	$ 17,543,736

(*) The Company issued 8,800,000 units at a price of $0.50 per unit for gross proceeds of $4,400,000. Each unit consists of one common share and one-half purchase warrant. Each complete warrant gives the warrant holder the right to buy one common share of the Company at a price of $0.60 per share until October 24, 2005. The fair value of the share purchase warrants has been estimated using the Black-Scholes pricing option model and is disclosed as a separate item in shareholders' equity. The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 24 months. The value assigned to the 4,400,000 warrants was $1,095,600.

(**) The Company also issued 1,761,904 flow through units at a price of $1.05 per unit for gross proceeds of $1,850,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.25 per share for a period of 18 months from the date of closing. In connection with the private placement, management subscribed for $50,000 of the offering. The agent for the private placement was paid a 5% commission. In addition to the commission, compensation units equal to 5% of the number of units sold were issued (See Note 4). Each compensation unit consisted of one non flow through share at an exercise price of $0.86 per share and one-half of one purchase warrant at an exercise price of $1.25 per share for a period of 18 months from the date of closing. In connection with the issue of the private placement, the value assigned to the issue of 880,952 warrants was $308,333. The assumptions used for the valuation of the warrants were: dividend yield 0%, expected volatility 100%, risk free interest rate 4.5% and an expected life of 18 months.

2. CAPITAL STOCK (Continued)

The Company also issued 90,000 common shares for the purchase of mining properties.

During the period, 764,546 warrants were exercised and accordingly, $120,426 attributed to these warrants were re-classified to capital stock.

3. STOCK OPTIONS

The following summarizes the stock option activity for the period:

	Number of Options	Weighted Average Exercise Price ($)
Balance, July 31, 2003 (audited)	1,250,000	0.33
Exercise during the period	(412,500)	0.35
Cancelled	(62,500)	0.28
Granted	600,000	0.69
Balance, April 30, 2004 (unaudited)	1,375,000	0.44

The Company applies the fair value method of accounting for stock-based compensation awards to non-employees and accordingly, $72,700 (9 months) was recorded as stock option compensation expense and contributed surplus, for the 200,000 (9 months) options granted to consultants during the period.

For purposes of the 200,000 (9 months) options granted to consultants, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 4.5% and an expected life of 5 years.

The Company applies the intrinsic value based method of accounting for stock-based compensation awards to employees and accordingly no compensation cost is recognized. Had stock-based compensation for 400,000 options granted to employees been determined on the basis of its fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, the Company's pro forma net income and income per share for the nine months ended April 30, 2004 would have been as follows:

		Income		Income Per Share
As reported	$	272,936	$	0.01
Pro forma	$	79,636	$	0.00

For purposes of the above calculations, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 4.5% and expected life of 5 years.

3. STOCK OPTIONS (Continued)

As at April 30, 2004, the Company had the following stock options outstanding:

BLACK-SCHOLES VALUE ($)	NUMBER OF OPTIONS	EXERCISE PRICE ($)	EXPIRY DATE
-	500,000	0.36	February, 2005
-	100,000	0.34	May, 2006
-	200,000	0.26	February, 2007
6,500	25,000	0.34	November, 2007
15,300	50,000	0.40	August, 2008
42,100	100,000	0.55	October, 2008
-	300,000	0.55	October, 2008
-	100,000	0.88	October, 2008
63,900	1,375,000		

During the period, 412,500 stock options were exercised and the value of $15,300 attributed to these stock options were reclassified from contributed surplus to capital stock.

4. WARRANTS

As at April 30, 2004, the Company had the following warrants outstanding:

BLACK-SCHOLES VALUE ($)	NUMBER OF WARRANTS	EXERCISE PRICE ($)	EXPIRY DATE
156,000	1,000,000	0.45 - 0.60	February, 2005
40,972	347,223	0.45	July, 2004
10,335	65,000	0.40	July, 2004
1,080,660	4,340,000	0.60	October, 2005
246,400	880,000	0.51	October, 2005
308,333	880,952	1.25	June, 2005
36,119	88,095	0.86	June, 2005
1,878,819	7,601,270		

Fort House Inc. received 88,095 compensation units. These compensation units were valued at $36,119 using the Black-Scholes option model. The following assumptions were used to estimate this figure: expected dividend yield - 0%; expected volatility - 100%; risk-free interest rate - 4.5%; and an expected average life of 18 months.

Included in the 88,095 units are 44,048 sub-warrants that are exercisable at $1.25 per warrant and expire June 16, 2005. The sub-warrants were valued at $26,429 using the same assumptions as described in the previous paragraph.

5. RELATED PARTY TRANSACTIONS

The Company paid a director $72,000 for management wages.

EASTMAIN RESOURCES INC.

Notes to Financial Statements (Prepared by Management)
Nine Months Ended April 30, 2004
(Unaudited)

6. INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2004	2003
Basic income (loss) per share	$ 0.01	$ (0.01)
Diluted income (loss) per share	$ 0.01	$ (0.01)
Numerator:		
Net income (loss) for the period	$ 272,936	$ (174,008)
Denominator:		
Weighted average of basic common shares	42,520,767	29,249,014
Weighted average of diluted common shares	42,520,767	29,249,014

7. FUTURE INCOME TAX RECOVERY

The Company has adopted EIC-146 (dated March 19, 2004) where the Company has to recognize a future income tax liability, and the shareholder's equity reduced, on the date that the Company renounces the tax credits associated with the expenditures from flow-through proceeds. The Company is then allowed to offset the future income liability against unrecognized future income tax assets if certain criteria is met. As a result, the Company recorded a $677,000 future income tax recovery for the period.

8. SUBSEQUENT EVENT

The Company has agreed to acquire 100% interest in the Clearwater Project. SOQUEM Inc. has agreed to sell all of its remaining rights, title and interest in and to the Clearwater Project to the Company, subject to a 2% net smelter return royalty. The Company retains the right to purchase one-half of the NSR for $1,000,000. To acquire SOQUEM's remaining 25% interest, Eastmain shall make a cash payment of $500,000 on signing the agreement and a cash payment of $500,000 to SOQUEM on the first anniversary of the date of the agreement. Eastmain will issue 500,000 common shares and 500,000 purchase warrants to SOQUEM at the time of closing, subject to regulatory approval. Purchase warrants are valid for a period of two years from the time of closing at an exercise price of $1.50 in the first year and an exercise price of $2.00 the second year.

The Company has a receivable of $724,213 of resources tax credits and mining duties. This will be reflected in the financial statements when it is collected.

EASTMAIN RESOURCES INC.

Supplement to Financial Statements (Prepared by Management)
Nine Months Ended April 30, 2004
(Unaudited)

As of June 16, 2004 the following items were outstanding:

a) 44,707,955 common shares

b) Stock Options:

NUMBER OF OPTIONS	EXERCISE PRICE ($)	EXPIRY DATE
500,000	0.36	February, 2005
100,000	0.34	May, 2006
200,000	0.26	February, 2007
25,000	0.34	November, 2007
50,000	0.40	August, 2008
400,000	0.55	October, 2008
100,000	0.88	October, 2008
1,375,000		

c) Warrants:

NUMBER OF WARRANTS	EXERCISE PRICE ($)	EXPIRY DATE
1,000,000	0.45 - 0.60	February, 2005
347,223	0.45	July, 2004
32,500	0.40	July, 2004
4,340,000	0.60	October, 2005
880,000	0.51	October, 2005
880,952	1.25	June, 2005
88,095	0.86	June, 2005 (1)
7,568,770		

(1) Included in the 88,095 units are 44,048 sub-warrants that are exercisable at $1.25 per warrant and expire June 16, 2005.